Exhibit 99.6

James Hardie Industries plc (Company)

Directors’ Report
for the half year ended 30 September 2017

Directors

As of the date of this report the members of the Board are: MN Hammes (Chairman), BP Anderson, R Chenu, A Gisle Joosen, D Harrison, A Littley, RMJ van der Meer, S Simms, and L Gries (CEO).

There have been two changes to the composition of the Board between 1 April 2017 and the date of this report. S Simms was appointed as a director on 14 May 2017 and J Osborne ceased to be a director on 18 August 2017.

Review of Operations

Please see Management’s Analysis of Results relating to the period ended 30 September 2017.

Auditor’s Independence

The Directors obtained an annual independence declaration from the Company’s auditors, Ernst & Young LLP.

This report is made in accordance with a resolution of the Board.

/s/ Mike Hammes             /s/ L Gries

MN Hammes    L Gries
Chairman    Chief Executive Officer

Dublin, Ireland, 9 November 2017

James Hardie Industries plc

Board of Directors’ Declaration
for the half year ended 30 September 2017

The Board declares that with regard to the attached financial statements and notes:

a)	the financial statements and notes comply with the accounting standards in accordance with which they were prepared;

b)	the information contained in the financial statements and notes fairly presents, in all material respects, the financial condition and results of operations of the Company; and

c)	in the Directors’ opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board.

/s/ Mike Hammes             /s/ L Gries

MN Hammes    L Gries
Chairman    Chief Executive Officer

Dublin, Ireland, 9 November 2017